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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nexland, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

871503108

(Cusip Number)

Arthur F. Courville
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014
(408) 517-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Timothy G. Hoxie, Esq.
Heller Ehrman White & McAuliffe LLP
333 Bush St.
San Francisco, California 94104-2878
(415) 772-6000

May 13, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871503108	13 D		Page 2 of 8

1.	Name of Reporting Person: Symantec Corporation		I.R.S. Identification Nos. of above persons (entities only): 7701811864

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 31,998,588 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,998,318 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 82.63% (2)

14.	Type of Reporting Person (See Instructions): CO

     (1) Symantec may be deemed to be the beneficial owner of 31,998,318 shares of Nexland common stock, which includes 3,900,000 shares of Nexland common stock subject to options covered under the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003. Symantec expressly disclaims beneficial ownership of any of the shares of Nexland common stock covered by the Voting Agreements.

     (2)  Based upon 34,824,172 shares of Nexland common stock outstanding as of May 13, 2003 (as represented by Nexland in the Merger Agreement) and 3,900,000 shares of Nexland common stock subject to options covered by the Voting Agreements that are exercisable within 60 days of May 13, 2003.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Symantec that it is the beneficial owner of any of the common stock of Nexland referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

     This Amendment No. 1 (“Amendment No. 1”) is being filed by Symantec Corporation, a Delaware corporation (“Symantec”), and amends and supplements the Schedule 13D filed on May 23, 2003 by Symantec with the Securities and Exchange Commission relating to shares of common stock of Nexland, Inc., a Delaware corporation (“Nexland”). Based on information provided to Symantec by Nexland, the Schedule 13D filed by Symantec on May 23, 2003 reported that Symantec may be deemed to be the beneficial owner of 32,902,251 shares of Nexland common stock, representing approximately 84.96% of the outstanding shares of Nexland common stock. Nexland has informed Symantec that the information previously provided by Nexland to Symantec was incorrect and that Symantec may be deemed to be the beneficial owner of 31,998,588 shares of Nexland common stock, which represents approximately 82.63% of the outstanding shares of Nexland common stock. Except as amended and supplemented hereby, the statements contained in the Schedule 13D filed by Symantec on May 23, 2003 are hereby reaffirmed and shall remain in effect.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The first paragraph of Item 3 of the Schedule 13D filed by Symantec on May 23, 2003 is hereby amended and restated in its entirety as follows:

     As an inducement to Symantec's entering into the Agreement and Plan of Merger by and among Symantec, Nebraska Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Symantec (“Nebraska Acquisition Sub”), and Nexland, dated as of May 13, 2003 (“Merger Agreement”), certain stockholders of Nexland, including its officers and directors (each a “Stockholder” and together the “Stockholders”), entered into individual Voting Agreements, each dated as of May 13, 2003 (each a “Voting Agreement” and together the “Voting Agreements”), with Symantec covering a total of 31,998,588 shares of Nexland common stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003. Pursuant to the Merger Agreement, Nebraska Acquisition Sub will merge with and into Nexland (the “Merger”), with Nexland continuing as the surviving corporation.

ITEM 4. PURPOSE OF TRANSACTION.

     The fifth paragraph of Item 4 of the Schedule 13D filed by Symantec on May 23, 2003 is hereby amended and restated in its entirety as follows:

     Voting Agreements. In connection with the Merger Agreement and as an inducement to Symantec’s willingness to enter into the Merger Agreement, Symantec has entered into individual Voting Agreements with certain stockholders of Nexland, including certain officers and directors. The aggregate number of shares of Nexland common stock covered by the Voting Agreements, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003, is 31,998,588.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The first paragraph of Item 5 of the Schedule 13D filed by Symantec on May 23, 2003 is hereby amended and restated in its entirety as follows:

     As a result of the Voting Agreements, Symantec may be deemed to be the beneficial owner of 31,998,588 shares of Nexland common stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003. Based on the number of shares of Nexland common stock outstanding as of May 13, 2002 (as represented by Nexland in the Merger Agreement) and the shares of Nexland common stock subject to options covered by the Voting Agreements that are exercisable within 60 days of May 13, 2003, the number of shares of Nexland common stock represents approximately 82.63% of the outstanding shares of Nexland common stock.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2003
Symantec Corporation

	By:	/s/ John W. Thompson
	Name:	John W. Thompson
	Title:	Chairman and Chief Executive Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF SYMANTEC CORPORATION

NAME	SYMANTEC TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP

George Reyes	Director	Chief Financial Officer of Google Inc.	c/o Symantec Corporation 20330 Stevens Creek Blvd. Cupertino, California 95014	United States